UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                         BANK WEST FINANCIAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    065631103
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2510
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 16, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             129,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       129,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             129,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.4%

   14   Type of Reporting Person
        PN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             129,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       129,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             129,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.4%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             129,000 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       129,000 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             129,000 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [ ]

   13   Percent of Class Represented By Amount in Row (11)
             7.4%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)
             Florence Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                         [X]

   13   Percent of Class Represented By Amount in Row (11)
             0%

   14   Type of Reporting Person
        IN

             This is Amendment No. 3 to a Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Peter T. Kross and Florence Nelson (the "Group") on August 25, 1997 (as earlier amended, the "Original 13D") and relates to the common stock, $.01 par value (the "Common Stock"), of Bank West Financial Corporation (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

   Item 2.   Identity and Background

        (a)-(c) The Partnership is a Delaware limited partnership. The address of the Partnership's principal business and its principal office is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The principal business of the Partnership is that of investing in equity-oriented securities issued by publicly traded companies, with emphasis on investments in banks, thrifts and savings banks.

        The general partners of the Partnership (the "General Partners") are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard
   J. Nelson and his wife, Florence Nelson, and Talman Financial, Inc., a Michigan corporation owned by Peter T. Kross. The executive officers and directors of LaSalle Capital Management, Inc., are Mr. Nelson, who serves as President and a director, and his wife Florence Nelson, who serves as Secretary, Treasurer and a director. Mr. Nelson is self-employed as a banking consultant, and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. Mrs. Nelson is a homemaker and is not otherwise employed; her residence address is 605 West Inkster, Kalamazoo, Michigan 49008.

        Mr. Kross is the sole director and the sole executive officer of Talman Financial, Inc. Mr. Kross is employed as a Senior Vice President of EVEREN Securities, Inc., a securities broker-dealer the address of which is 440 E. Congress, Third Floor, Detroit, Michigan 48226. Mr. Kross's residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236.

        The business address of LaSalle Capital Management is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The principal business of LaSalle Capital Management is management consulting specializing in financial institution corporate restructurings.

        The business address of Talman Financial is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236. The principal business of Talman Financial is being a general partner of the Partnership.

        On December 9, 1996, Standard Financial, Inc. filed a civil lawsuit (case No. 96-C-8037) in the United States District Court for the Northern District of Illinois (the "Court") naming as defendants the Partnership, the General Partners, Mr. Kross and Mr. Nelson. The lawsuit requested injunctive and other relief relating to a Schedule 13D filing with respect to beneficial ownership of Standard Financial, Inc.'s common stock. While the Court entered certain preliminary orders in February and March, 1997, those orders were subsequently vacated on October 9, 1997.

        During the past five years, Mrs. Nelson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Nelson, Mrs. Nelson and Mr. Kross are citizens of the United States.

   Item 3.   Source and Amount of Funds or Other Consideration

        The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $1,820,713. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin agreement with Bear Stearns is attached hereto as
   Exhibit 2 and incorporated herein by reference.

   Item 5.   Interest in Securities of the Issuer

        (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 129,000 shares of the Common Stock that the Partnership owns, constituting approximately 7.4% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported on the Issuer's Annual Report on Form 10-K for the period ended June 30, 1997. Mrs. Nelson may also be beneficially deemed to own the shares owned by the Partnership; Mrs. Nelson hereby expressly disclaims such beneficial ownership. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

        (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 129,000 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

        (c) The following transactions are the only purchases of the Common Stock made by the Partnership within the past sixty days, all of which were made in open market purchases on the Nasdaq National Market System:

               DATE            NUMBER OF SHARES           COST PER SHARE
             9/29/97                10,000                    $18.33

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     October 29, 1997

                       LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP

                       By:       LaSALLE CAPITAL MANAGEMENT, INC.
                            a General Partner

                            By:       /s/ Richard J. Nelson
                                 Richard J. Nelson, President


                       /s/ Richard J. Nelson
                       Richard J. Nelson


                       /s/ Peter T. Kross
                       Peter T. Kross


                       /s/ Florence Nelson
                       Florence Nelson